EXHIBIT 4.3

MCI, INC.
DEFERRED STOCK UNIT PLAN

MCI, INC.
DEFERRED STOCK UNIT PLAN

     The MCI, Inc. Deferred Stock Unit Plan (the “Plan”) is established and maintained by MCI, Inc. (the “Company”), effective on the date that all conditions to the effectiveness of the Company's plan of reorganization have been satisfied or waived, to permit Eligible Employees to defer receipt of certain compensation.

ARTICLE I

DEFINITIONS

     Wherever used herein the following terms shall have the meanings hereinafter set forth:

     1.1. “Affiliate” means a subsidiary or other affiliate of the Company.

     1.2. “Committee” means the Compensation Committee of the Company's Board of Directors or such other Committee as may be appointed by the Board of Directors of the Company from time to time.

     1.3. “Company” means MCI, Inc. or any successor corporation or other entity.

     1.4. “Deferral Form” means a written or electronic form provided by the Committee pursuant to which an Eligible Employee may elect to defer amounts under the Plan.

     1.5. “Deferred Stock Unit Account” means a bookkeeping account established under the Plan for each Participant electing to defer a Stock Unit Award under Section 3.1.

     1.6. “Eligible Employee” means an Employee who is designated by the Committee as eligible to participate in the Plan. Eligibility shall be limited to a “select group of management or highly compensated employees,” as such phrase is defined under ERISA. The Committee shall notify any Employee of his status as an Eligible Employee at such time and in such manner as the Committee shall determine. Any determination of the Committee regarding whether an Employee is an Eligible Employee shall be final and binding for all Plan purposes.

     1.7. “Employee” means an individual who is an employee of the Company or its Affiliates. The term “Employee” shall not include a person designated by the Company or its Affiliates as an independent contractor, leased employee, or consultant, even if such person is determined to be an “employee” by any governmental or judicial authority.

     1.8. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     1.9.   “Participant” means an Eligible Employee who elects to defer amounts under the Plan.

     1.10. “Plan” means the MCI, Inc. Deferred Stock Unit Plan, as set forth herein and as amended from time to time.

     1.11. “Plan Year” means January 1 through December 31.

     1.12. “Shares” means shares of Company common stock.

     1.13. “Stock Unit” means a stock unit, as defined under the MCI, Inc. 2003 Management Restricted Stock Plan.

     1.14. “Stock Unit Award” means an award of Stock Units granted by the Company to an Eligible Employee under the MCI, Inc. 2003 Management Restricted Stock Plan.

     1.15. “Vesting Date” means the date a Stock Unit is scheduled to vest, entitling the Stock Unit grantee to distribution of a Share in settlement of the Stock Unit.

ARTICLE II

PARTICIPATION

     Any Eligible Employee may elect to participate in the Plan by making a deferral election under Section 3.1.

ARTICLE III

STOCK UNIT DEFERRALS

     3.1 Deferrals of Stock Units. An Eligible Employee may elect to defer receipt of all or a portion of the Shares issuable under a Stock Unit Award by completing and submitting a Deferral Form in accordance with procedures established by the Committee. Any such election shall be effective only if it is made at least 6 months before, and in the year prior to the year containing, the date the portion of the Stock Units to be deferred vests. Any such election shall be permitted only if and to the extent the terms of the agreement governing the Stock Unit Award permit such a deferral.

     3.2 Election Irrevocable. Once an election to defer is made by a Participant under Section 3.1, it shall be permanent and irrevocable.

     3.3 Crediting of Deferrals. A Participant’s Deferred Stock Unit Account shall be credited with a number of notional Shares equal to the number of Shares deferred under Section 3.1 as soon as practicable after the Shares would have been received by the Participant absent the deferral election. A Participant shall at all times be 100% vested in any amounts credited to his Deferred Stock Unit Account. Nothing in this Section or otherwise in the Plan, however, will require the Company to actually invest amounts credited to a Participant’s Deferred Stock Unit Account in Shares or otherwise.

     3.4 Adjustments to Accounts. If there shall be any change in the Shares through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than regular cash dividends) to shareholders of the Company, an adjustment shall be made to the number and kind of securities credited to a Participant's Deferred Stock Unit Account such that each such Account shall be credited with such securities, cash and/or other property as would have been received in respect of the Shares credited to the Account immediately prior to such change or distribution, and such an adjustment shall be made successively each time any such change shall occur. The Committee has the authority and discretion to make such adjustments in an equitable manner. Any cash or property other than Shares credited to a Participant's Deferred Stock Unit Account in accordance with this Section shall be paid in the form and at the time determined by the Committee.

     3.5 Dividend Equivalent Rights. An amount equal to any regular cash dividend which would have been received had the amounts credited to the Participant’s Deferred Stock Unit Account actually been invested in Shares will be paid to the Participant as soon as practicable after such dividend would have been paid.

     3.6 Distribution of Deferred Stock Unit Accounts. When a Participant elects to defer receipt of Shares under Section 3.1, he shall also elect a date for distribution of the deferred Shares (the “Distribution Date”). Distribution of Shares will be made as soon as practicable after the Distribution Date. The Distribution Date may be either (a) the fourth January 1 following the Vesting Date for the related Stock Units, (b) the sixth January 1 following the Vesting Date for the related Stock Units, or (c) the date the Participant terminates employment with the Company and its Affiliates. Notwithstanding the Participant's elected Distribution Date(s), all Shares credited to the Participant's Deferred Stock Unit Account shall be distributed as soon as practicable after the Participant terminates employment with the Company and its affiliates.

     3.7 Distributions Upon Death. If a Participant dies before distribution of all Shares credited to his Deferred Stock Unit Account, any remaining Shares shall be distributed as soon as practicable to the beneficiary designated by the Participant in a writing delivered to the Committee prior to death. If a Participant has not designated a beneficiary or if no designated beneficiary is living on the date of death, such Shares shall be distributed to the Participant’s estate.

     3.8 Manner of Payment. All distributions under this Article III shall be in the form of Shares, provided that the value of any fractional Share deemed held in a Participant’s Deferred Stock Unit Account, shall be paid in cash. The value of a fractional Share shall be determined for this purpose by the Committee.

     3.9 Restrictions on Shares. Shares distributed under the Plan shall be subject to the same restrictions on sale, transfer, and disposition that would have applied to any Shares a Participant was to receive upon settlement of his Stock Units under the terms of the agreement governing the Stock Unit Award.

ARTICLE IV

ADMINISTRATION

     4.1 General Administration. The Committee shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof. Any matter requiring interpretation of any Plan provision shall be made in the sole and absolute discretion of the Committee, which interpretation shall be final and conclusive on any party. The Committee shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to the Plan.

     4.2 Effect of Taxation. Any provision of the Plan shall cease to be operable and any action which may be taken under the terms of the Plan (including without limitation any Participant distribution elections) shall cease to be available, to the extent such provision or permitted action would cause Shares deferred under the Plan to be treated as immediately taxable for federal income tax purposes for one or more Participants, as determined by the Committee, in its sole discretion. The Committee shall notify Participants of any determination under this Section as soon as practicable thereafter.

4.3 Claims for Benefits.

          (a) Filing a Claim. A Participant or his authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the Committee at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which will be processed as claimed. A claim is considered approved only if its approval is communicated in writing to a claimant.

          (b) Denial of Claim. In the case of the denial of a claim for benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received by the Committee. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period.

          (c) Reasons for Denial. A denial or partial denial of a claim will clearly set forth:

(i)	the specific reason or reasons for the denial;

(ii)	specific reference to pertinent Plan provisions on which the denial is based;

(iii)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)	an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

          (d) Review of Denial. Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Committee within 60 days of the receipt by the claimant of written notice of the denial of the claim. A claimant or the claimant’s authorized representative will have, upon written request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits, and also may submit issues and comments in writing. The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

     If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

          (e) Decision Upon Review. The Committee will provide a prompt written decision on review. If the claim is denied on review, the decision shall set forth:

(i)	the specific reason or reasons for the adverse determination;

(ii)	specific reference to pertinent Plan provisions on which the adverse determination is based;

(iii)	a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and

(iv)	a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring an action under ERISA section 502(a).

     A decision will be rendered no more than 60 days after the Committee’s receipt of the request for review, except that such period may be extended for an additional 60 days if the

Committee determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

     The Committee will have full authority to interpret and apply in its discretion the provisions of the Plan in its review of denied benefit claims.

          (f) Finality of Determinations; Exhaustion of Remedies. Decisions reached under the claims procedures set forth in this Section shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Section. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived. Judicial review of a claimant’s denied claim shall be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure. Any suit or legal action initiated by a claimant with respect to the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the Committee. The one-year limitation on suits for benefits will apply in any forum where a claimant initiates such suit or legal action.

          (g) Effect of Committee Action. The Plan shall be interpreted by the Committee in accordance with the terms of the Plan and their intended meanings. However, the Committee shall have the discretion to make any findings of fact needed in the administration of the Plan, and shall have the discretion to interpret or construe ambiguous, unclear or implied (but omitted) terms in any fashion it deems to be appropriate in its sole judgment. The validity of any such finding of fact, interpretation, construction or decision shall not be given de novo review if challenged in court, by arbitration or in any other forum, and shall be upheld unless clearly arbitrary or capricious. To the extent the Committee has been granted discretionary authority under the Plan, the Committee’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. All actions taken and all determinations made in good faith by the Committee shall be final and binding upon all persons claiming any interest in or under the Plan.

     4.4 Indemnification. To the extent not covered by insurance, the Company shall indemnify the Committee, each employee, officer, director, and agent of the Company, and all persons formerly serving in such capacities, against any and all liabilities or expenses, including all legal fees relating thereto, arising in connection with the exercise of their duties and responsibilities with respect to the Plan, provided however that the Company shall not indemnify any person for liabilities or expenses due to that person’s own gross negligence or willful misconduct.

     4.5 Nature of Plan. The Plan is intended to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of sections

201(2), 301(a)(3) and 401(a)(1) of ERISA, and shall be administered in a manner consistent with that intent.

ARTICLE V

AMENDMENT OR TERMINATION

     5.1 Amendment or Termination. The Company intends the Plan to be permanent but reserves the right to amend or terminate the Plan in the sole discretion at any time.

     5.2 Effect of Amendment or Termination. No amendment or termination of the Plan shall adversely affect the rights of any Participant to amounts credited to his Deferred Stock Unit Account as of the effective date of such amendment or termination. Upon termination of the Plan, distribution of Shares deemed held in Deferred Stock Unit Accounts shall be made to Participants and beneficiaries in the manner and at the time described in Article III of the Plan. Upon termination of the Plan, no further deferrals of Stock Units shall be permitted; however, deemed dividends on deferred Stock Units shall continue to be paid in accordance with Article III.

ARTICLE VI

GENERAL PROVISIONS

     6.1 Rights Unsecured. The right of a Participant or his beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Participant nor his beneficiary shall have any rights in or against any amount credited to any Deferred Stock Unit Accounts under this Plan or any other assets of the Company. The Plan at all times shall be considered entirely unfunded for tax purposes. Any funds set aside by the Company for the purpose of meetings its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of the Company and shall be available to its general creditors in the event of the Company’s bankruptcy or insolvency.

     6.2 No Guarantee of Benefits. Nothing contained in the Plan shall constitute a guarantee by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefits hereunder.

     6.3 No Enlargement of Rights. No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to continue to provide services to the Company.

     6.4 Spendthrift Provision. No interest of any person in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment,

garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person.

     6.5 Applicable Law. To the extent not preempted by federal law, the Plan shall be governed by the laws of the State of Delaware.

     6.6 Incapacity of Recipient. If any person entitled to a distribution under the Plan is deemed by the Company to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Company may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan with respect to the payment.

     6.7 Taxes. The Company or other payor may withhold from a distribution under the Plan, or from other compensation payable to a Participant, any federal, state or local taxes required by law to be withheld with respect to any deferred amount or distribution, and shall report such distributions and other Plan-related information to the appropriate governmental agencies as required under applicable laws.

     6.8 Corporate Successors. The Plan and the obligations of the Company under the Plan shall become the responsibility of any successor to the Company by reason of a transfer or sale of assets of the Company or by the merger or consolidation of the Company into or with any other corporation or other entity.

     6.9 Unclaimed Benefits. Each Participant shall keep the Company informed of his current address and the current address of his designated beneficiary. The Company shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to the Company.

     6.10 Words and Headings. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.

     IN WITNESS WHEREOF, MCI, Inc. has caused this MCI, Inc. Deferred Stock Unit Plan to be executed by its duly authorized officers on this 7th day of May, 2004.

MCI, INC.

ATTEST:

/s/ Nicole S. Jones	By:	/s/ Daniel Casaccia

Nicole S. Jones		Daniel Casaccia
EVP, Human Resources